Exhibit 99.5

Press Release

HARVEST OPERATIONS ANNOUNCES THIRD QUARTER 2011
FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA – NOVEMBER 14, 2011: Harvest Operations Corp. (TSX: HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) announces the release of its financial and operating results for the third quarter ended September 30, 2011. The unaudited financial statements, notes and MD&A pertaining to the period are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and are available on the Harvest website www.harvestenergy.ca. All figures reported herein are in Canadian dollars unless otherwise stated.

UPSTREAM HIGHLIGHTS:

Upstream production volume for the third quarter was 58,548 barrels of oil equivalent per day (boe/d), an increase of 3,210 boe/d from the previous quarter and 10,771 boe/d from the same quarter last year;

Third quarter operating netback prior to hedging was $30.96/boe and $33.79/boe for the three and nine month periods ended September 30, 2011, reflecting improvements of 3% and 6% when compared to the same periods in 2010;

Capital spending, excluding BlackGold, for the quarter totaled $162.0 million. During the quarter Harvest drilled 69 wells (55.6 net) with a 100% success ratio, whereas Harvest spent $86.5 million and drilled 27 wells (23.0 net) during the same period last year.

DOWNSTREAM HIGHLIGHTS:

Average daily throughput was 41,756 bbl/d and 58,866 bbl/d for the three and nine month periods of 2011. A planned shutdown of refinery units completed in August reduced throughput compared to the same periods in 2010 at 96,514 bbl/d and 77,658 bbl/d respectively;

Capital spending was $100.1 million, an increase of $78.6 million from the same quarter in 2010 on Debottleneck projects that show attractive rates of return and on turnaround/catalyst investments that position us for strong and continuous performance without a turnaround in 2012;

A new Supply and Offtake Agreement was signed on October 11, 2011 with Macquarie Energy Canada Ltd. to supply feedstocks and purchase certain finished products from the Company effective November 1, 2011.

CORPORATE HIGHLIGHTS:

Cash from Operating Activities totaled $161.5 million for the quarter and $415.8 million for nine months of 2011, a 66% and 40% increase from the previous year;

Welcomed Robert A. Pearce to Harvest as Vice President, Corporate Development and Treasurer.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 5	November 14, 2011

FINANCIAL & OPERATING HIGHLIGHTS:

The table below is a summary of our financial and operating results for the three and nine month periods ended September 30, 2011.

	Three Months Ended September 30				Nine Months Ended September 30
	2011	2010	Change		2011	2010	Change
FINANCIAL
Revenues(1)	$799,945	$951,385	(16%	)	$2,764,714	$2,545,430	9%
Cash from operating activities	$161,499	$97,412	66%		$415,862	$297,049	40%
Net loss	$(49,204)	$(26,082)	89%		$(30,768)	$(68,831)	(55%	)

Bank loan	$256,463	$288,700	(11%	)	$256,463	$288,700	(11%	)
Senior notes	510,420	216,931	135%		510,420	216,931	135%
Convertible debentures	742,890	769,920	(4%	)	742,890	769,920	(4%	)
Total financial debt	$1,509,773	$1,275,551	18%		$1,509,773	$1,275,551	18%

Total assets	$6,483,568	$5,303,486	22%		$6,483,568	$5,303,486	22%

UPSTREAM OPERATIONS
Daily sales volumes (boe/d)	58,548	47,777	23%		55,758	49,175	13%
Average realized price
Oil and NGLs ($/bbl)(2)	74.49	64.27	16%		77.67	66.88	16%
Gas ($/mcf)	3.97	3.74	6%		3.98	4.35	(9%	)
Operating netback ($/boe)(2)	30.96	30.05	3%		33.79	32.00	6%

Capital asset additions (excluding acquisitions)	$190,597	$90,138	111%		$553,747	$255,959	116%

Property and business acquisitions (dispositions), net	$(2,582)	$146,481	(102%	)	$513,327	$176,453	191%

Abandonment and reclamation expenditures	$5,923	$5,796	2%		$12,172	$13,813	(12%	)
Net wells drilled	55.6	23.0	142%		174.9	99.7	75%
Net undeveloped land acquired in business combination (acres)(3)	-	57,509	(100%	)	223,405	57,509	288%
Net undeveloped land additions (acres)	36,760	29,550	24%		144,800	74,710	94%

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	41,756	96,514	(57%	)	58,866	77,658	(24%	)
Average refining margin (US$/bbl)	10.44	3.02	246%		10.26	4.67	120%

Capital asset additions	$100,132	$21,501	366%		$244,752	$38,643	533%

(1)	Revenues are net of royalties and the effective portion of Harvest’s realized crude oil hedges.
(2)	Excludes the effect of risk management contracts designated as hedges.
(3)	Excludes carried interest lands acquired in business combination.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 5	November 14, 2011

PRESIDENT’S MESSAGE:

The third quarter of 2011 was an active quarter for the Company as we continued growth of our upstream production volume and completed a significant turnaround in our refining business.

Our Upstream business is performing well in the current economic environment due to the high liquids weighting in our production. Our Upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas. Our asset base is predominantly large pools of light/medium and heavy crude oils which have significant opportunity for development. This is complemented by liquids-rich natural gas opportunities that have attractive economics despite low natural gas prices.

Cash from operating activities increased 66% from the third quarter of 2010 to $161.5 million, which is due to higher production volume, increased Upstream operating netback and improvement to the Downstream gross margin. Capital spending for the quarter totaled $290.7 million. In the Upstream operations, we spent $190.6 million, advancing the successful development of our asset base. In the Downstream operations, we spent $100.1 million on the completion of an extensive turnaround and maintenance project, positioning the refinery for strong performance in future years as well as progressing the attractive debottleneck opportunities.

UPSTREAM

Harvest’s production volumes for the quarter were in line with guidance of 55,000-60,000 boe/d. Production averaged 58,548 boe/d and 55,758 boe/d for the three and nine month periods, an increase of 23% and 13% over last year. In aggregate, light and medium oil and natural gas liquids comprise 49% of our production. Our realized prices for light/medium oil for the three and nine months ended September 30, 2011 increased by 19% and 20% over the same periods from 2010 before hedging activities. Natural gas liquids realized pricing increases of 25% and 15% in the three and nine month periods of 2011 to $67.51/bbl and $67.10/bbl respectively.

Production volume increased approximately 6% compared to the second quarter of 2011 as the non-operated Rainbow pipeline restarted shipments during the quarter and a number of the weather-related setbacks experienced in the second quarter subsided.

The quarter was very active with completion and tie-in activities from wells drilled in the previous quarters of 2011, which also contributed to the increase in production volumes. During the quarter, Harvest spent $162.0 million, excluding the BlackGold project, compared to $86.5 million in the same quarter last year. During the quarter, 61% of capital spending went to drilling and completion activities and an additional 32% went to activities associated with tie-ins and equipping of new wells.

Harvest continued to move forward with our drilling program, resulting in 69 gross wells (55.6 net) drilled in the quarter with a 100% success ratio. We drilled 35 gross wells (26.6 net) in our light oil plays mainly in the Red Earth, Kindersley, and Southeastern Saskatchewan areas. Additionally, 27 gross wells (25.2 net) were drilled in our heavy oil plays mainly in the Lloydminster and Suffield areas, and 7 gross wells (3.8 net) were drilled in liquids rich natural gas plays.

Work continued on the BlackGold oil sands project with $28.5 million of capital spending during the quarter. In the coming year, the project will have an active drilling program in which 30 wells (15 well pairs) are planned, beginning in the fourth quarter and continuing through 2012. Near-term activities include completion of the detailed engineering work, site preparation and the commencement of major equipment fabrication. While work continues on Phase 1, Phase 2 of the project which is targeting an increase in capacity to 30,000 bbl/d is now pending ERCB approval. With this opportunity, we have deferred first production to 2014 and are expecting Phase 1 costs, which includes $70 million of pre-invested facilities such as pipelines, access road, and tank farms for Phase 2, to increase by approximately 10-20%.

DOWNSTREAM

During the quarter, we completed the considerable turnaround and maintenance project at the refinery. This project commenced during the second quarter and was completed in the third quarter. The refinery is now fully operational with normal throughput levels and is well-positioned operationally. The project took longer than anticipated, leading to lower than expected throughput for the quarter. Average daily throughput was 41,756 bbl/d and 58,866 bbl/d for the three and nine month periods of 2011 compared to the same periods in 2010 of 96,514 bbl/d and 77,658 bbl/d respectively. Due to these circumstances, we are now projecting average throughput for the year to be approximately 70,000 bbl/d.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 4 of 5	November 14, 2011

The costs associated with the large scale maintenance activities were more than estimated. Capital spending was $100.1 million, an increase of $78.6 million from the same quarter in 2010. The investment in turnaround and catalyst enhancement activities position Harvest for strong and continuous performance; it also eliminates a planned turnaround in 2012 allowing Harvest to take advantage of our improved performance with no scheduled downtime until 2013. Capital also went towards the Debottleneck projects that continue to show attractive rates of return.

Subsequent to the quarter, we announced that a new crude oil supply and refined product offtake agreement was finalized. This agreement improves on terms relative to our previous supplier as we look to improve profitability in the business.

CORPORATE

In August, Harvest appointed Ernst & Young LLP as the new financial auditor for the Company. Harvest is appreciative of the exceptional service provided by the previous auditor, KPMG LLP, over the years and looks forward to working with Ernst & Young.

In September, Harvest welcomed Mr. Robert A. Pearce as Vice President, Corporate Development and Treasurer. Mr. Pearce has an undergraduate degree in Geological Engineering and an MBA in Finance. He is bringing over 25 years of varied technical and business experience in the areas of corporate development, general management, debt and equity finance, strategy and planning to Harvest.

Harvest is focused on the environmental, health and safety issues both in the Upstream and in the Downstream segments of our business. We use responsible practices to ensure the protection of people and the environment. Safety is at the core of our operations and is of utmost importance as we strive to always protect our people, our neighbors and the environment that we all share. As a result, we continue to show better than industry average performance on many measures in our businesses.

Thank you for your continued interest in and support of Harvest Operations Corp. We look forward to reporting on our future progress and direction in the quarters to come as we evolve and grow, maintaining our position as a leading oil and gas company.

CONFERENCE CALL

Harvest will be hosting a conference call to discuss our third quarter 2011 results at 9:00 a.m. Mountain Standard Time (11:00 a.m. Eastern Standard Time) on November 18, 2011. Callers may dial 1- 800-766-6630 (International callers or Toronto local dial 416-695-6616) a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 1-800-408-3053 (International callers or Toronto local dial 905-694-9451) and entering passcode 7275673.

CORPORATE PROFILE

Harvest is a wholly-owned, non-guaranteed subsidiary of Korea National Oil Corporation (“KNOC”). Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with Upstream (exploration, development and production of crude oil and natural gas) and Downstream (refining and marketing of distillate, gasoline and fuel oil) segments. Our Upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 5 of 5	November 14, 2011

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

INVESTOR & MEDIA CONTACTS:	CORPORATE HEAD OFFICE:
John Zahary, President & CEO	Harvest Operations Corp.
Kari Sawatzky, Manager, Investor Relations	2100, 330 – 5th Avenue S.W.
Toll Free Investor Mailbox: (866) 666-1178	Calgary, AB Canada T2P 0L4
Email: information@harvestenergy.ca	Phone: (403) 265-1178
Website: www.harvestenergy.ca